SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934

                         THE HILLHAVEN CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.75 per share
                       (Title of Class of Securities)

                                431576 10 7
                   (CUSIP Number of Class of Securities)

                            Scott M. Brown, Esq.
                     National Medical Enterprises, Inc.
                            2700 Colorado Avenue
                      Santa Monica, California  90404
                               (310) 998-8000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5070

                               December 19, 1994
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                    (  )

     Check the following box if a fee is being paid with this
     Statement:                                    (  )



     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NATIONAL MEDICAL ENTERPRISES, INC.  95-2557091

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)             (X )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                              0
           PERSON WITH                       :

                                        : (9)  SOLE DISPOSITIVE
                                        :
                                                    8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                    0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               31%
     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NME PROPERTIES CORP. 62-0725891
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                              0
           PERSON WITH                  :

                                        : (9)  SOLE DISPOSITIVE
                                        :
                                                   8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                    0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               31%
     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NME PROPERTY HOLDING CO., INC. 91-1172506
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*
          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                              0
           PERSON WITH                  :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                               2,877,947
                                             :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                              0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               10.1%
     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NME PROPERTIES, INC. 91-0628039
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)             (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                               0
           PERSON WITH                  :

                                        : (9)  SOLE DISPOSITIVE
                                        :
                                                    2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                                   0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               10.1%
     (14) TYPE OF REPORTING PERSON*
          CO



                    This Amendment No. 2 (the "Amendment No. 2") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated January 31, 1990, and Amendment No. 1 of Schedule 13D, dated February 28, 1994, relating to the common stock, par value $.75 per share (the "Common Stock"), issued by The Hillhaven Corporation, a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 is amended and supplemented as follows:

                    This Schedule 13D is being filed by National
          Medical Enterprises, Inc., a Nevada corporation ("NME"); NME Properties Corp., a Tennessee corporation ("PropCorp"), formerly known as The Hillhaven Corporation; NME Property Holding Co., Inc., a Delaware corporation ("Holding"), formerly known as HH Holding Co., Inc.; and NME Properties, Inc., a Delaware corporation ("PropInc"), formerly known as Hillhaven, Inc. (collectively, the "Reporting Persons").

                    The principal business of NME is the operation of domestic and international general hospitals. The principal business of PropCorp is its investments in the healthcare industry. NME owns all of the outstanding stock of PropCorp. The principal business of Holding is its investments in the healthcare industry. PropCorp owns all of the outstanding stock of Holding. The principal business of PropInc is its investments in the healthcare industry. PropCorp and Holding own all of the outstanding stock of PropInc.

                    The address of the principal business and the principal office of each of NME, PropCorp, Holding and PropInc is 2700 Colorado Avenue, Santa Monica, California 90404.

                    The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of each executive officer and director of NME, PropCorp, Holding and PropInc are set forth on Schedules A, B, C and D, respectively, attached hereto.

                    Except as set forth in the following two paragraphs, during the past five (5) years none of the Reporting Persons nor any other person or entity controlling any of such persons, nor, to the best of any of their knowledge, any of the other persons listed on Schedules A, B, C and D attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                    NME has been involved in certain significant legal proceedings and investigations related principally to its discontinued psychiatric business. These proceedings and investigations include investigation by various state and Federal agencies. As a result of negotiations between NME and the Civil and Criminal Divisions of the Department of Justice ("DOJ") and the Department of Health and Human Services ("HHS"), subsidiaries of NME entered into various agreements on June 29, 1994, which brought to a close all open healthcare investigations of NME, its subsidiaries and its facilities by the Federal government and its agencies. As a result of those agreements, on July 12, 1994 the United States District Court for the District of Columbia accepted a plea by a subsidiary operating NME's psychiatric hospitals for violations relating to the payment of remuneration to induce referrals and a conspiracy to make such payments. In addition, NME agreed to pay $362.7 million to the Federal government. The court also accepted a plea agreement relating to a single general hospital and activities that occurred while an individual convicted of defrauding the hospital was its chief executive, pursuant to which another subsidiary pleaded guilty to making illegal payments concerning programs receiving Federal funds. On July 12, 1994, NME, without admitting or denying liability, consented to the entry, by the United States District Court for the District of Columbia, of a civil injunctive order in response to a complaint by the Securities and Exchange Commission. The complaint alleged that NME failed to comply with anti-fraud and recordkeeping requirements of the Federal securities laws concerning the manner in which NME recorded the revenues from the activities that were the subject of the Federal government settlement relating to the psychiatric operations referred to above. In the order, NME is directed to comply with such requirements of the Federal securities laws. On October 17, 1994, NME also signed final agreements with 26 states and the District of Columbia, representing all of the jurisdictions from which NME's psychiatric subsidiaries received Medicaid payments during the time frame at issue in the Federal investigations. These agreements settle all potential state claims related to the matters that were the subject of the Federal investigations.

                    One component of NME's settlement with Federal agencies executed in June 1994 is the adoption of a corporate compliance program under which NME has agreed, among other things, to: complete the disposition of its psychiatric division facilities (with the exception of four campus psychiatric facilities) no later than November 30, 1995; not own or operate other psychiatric facilities (defined for the purposes of the agreement to include residential treatment centers and substance abuse facilities) for the five years from the date of completion of the disposition of its psychiatric division facilities; and divest any psychiatric facilities acquired incidental to a corporate transaction within 180 days of such acquisition. In addition, NME has agreed to implement certain oversight procedures pertaining to the matters that were the subject of the government investigations and to continue its ethics training program and ethics telephone hotline. Should the oversight procedures or hotline reveal, after investigation by NME, credible evidence of violations of criminal, or potential material violations of civil, laws, rules or regulations governing federally funded programs, NME is required to report any such violation to the DOJ and HHS.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 is amended and supplemented as follows:

                    NME has reached a determination to focus its operations on its general hospital operations and the development of integrated healthcare delivery systems.
          In that regard, NME continually analyzes whether its assets and investments fit within its strategic plans, with a view of determining ways in which such investments might best increase the value of shareholders' investment in NME. At a meeting held on December 19, 1994, the Executive Committee of the Board of Directors of NME determined to review NME's investment in equity securities of the Company in light of NME's determination to focus its operations on its general hospital operations and the development of integrated healthcare delivery systems. With respect to its investment in the Company, NME is reviewing its alternatives. NME currently intends to engage in discussions with the Company regarding possible means by which all or a portion of the investment may be sold. Among the possibilities which may be discussed is a transaction between NME and the Company in respect of the investment; the issuance by NME of debt or equity securities that would be exchangeable or convertible into equity securities of the Company; and the maintenance of either some or all of the investment in the Company. There can be no assurance that the discussions with the Company will result in any transaction. In addition, NME may explore other alternatives with respect to its investment, including the sale of all or a portion of the investment in a negotiated sale to one or more third parties or otherwise. In reaching any conclusion as to a course of action, NME, PropCorp, Holding and PropInc will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, NME's determination to focus its operations on its general hospital operations and the development of integrated healthcare delivery systems, other business opportunities available to NME and general economic, monetary and stock market conditions.

                    Except as otherwise described in this Item 4, none of NME, PropCorp, Holding or PropInc has any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's Amended and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above. NME, PropCorp, Holding or PropInc may at any time, however, propose any of the foregoing that it considers desirable.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 is amended and supplemented as follows:

                    PropInc may be deemed to be the beneficial owner of the 2,877,947 shares of Common Stock owned by it (the "PropInc Shares"), or approximately 10.1% of the shares of Common Stock outstanding. PropInc has the sole power to vote and the sole power to dispose of the PropInc Shares.

                    PropCorp and Holding, as the sole stockholders of PropInc, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares.

                    PropCorp may be deemed to be the beneficial owner of the 6,000,200 shares of Common Stock owned by it (the "PropCorp Shares"), or approximately 21% of the shares of Common Stock outstanding. PropCorp has the sole power to vote and the sole power to dispose of the PropCorp Shares. As noted above, PropCorp also may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares, for an aggregate of 8,878,147 shares of Common Stock, or approximately 31% of the shares of Common Stock outstanding.

                    NME, as the sole stockholder of PropCorp and Holding, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropCorp Shares and the PropInc Shares, for an aggregate of 8,878,147 shares of Common Stock, or approximately 31% of the shares of Common Stock outstanding.

                    The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,878,147 shares of Common Stock, or approximately 31% of the shares of Common Stock outstanding. The percentage of shares of Common Stock outstanding as beneficially owned herein on the date hereof is based upon 28,623,663 shares of Common Stock outstanding as of November 30, 1994.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 26     Joint Filing Agreement




                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  December 20, 1994

                                   NATIONAL MEDICAL ENTERPRISES, INC.

                                   By:  /s/ Scott M. Brown

                                         Scott M. Brown
                                         Senior Vice President and Secretary



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  December 20, 1994

                                   NME PROPERTIES CORP.

                                   By: /s/ Scott M. Brown

                                        Scott M. Brown
                                        Vice President


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  December 20, 1994

                                   NME PROPERTY HOLDING CO., INC.

                                   By:  /s/ Scott M. Brown

                                         Scott M. Brown
                                         Vice President



                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  December 20, 1994

                                   NME PROPERTIES, INC.

                                   By:  /s/ Scott M. Brown

                                         Scott M. Brown
                                         Vice President




                                                            SCHEDULE A

                      Executive Officers and Directors
                                     of
                     National Medical Enterprises, Inc.

               The names of the Directors and the names and titles of the Executive Officers of National Medical Enterprises, Inc. ("NME") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to NME and each individual is a United States citizen.

                                              Present Principal
     Name, Business Address                       Occupation
     ________________________________   ___________________________________

     Jeffrey C. Barbakow*               Chairman of the Board and Chief
                                         Executive Officer

     Michael H. Focht, Sr.*             President and Chief Operating
                                         Officer

     Maris Andersons+                   Executive Vice President and
                                         Treasurer

     Scott M. Brown                     Senior Vice President, General
                                         Counsel and Secretary

     Raymond L. Mathiasen               Senior Vice President and Chief
                                         Financial Officer

     Barry P. Schochet                  Executive Vice President and
                                         President - Hospital Division

     Bernice B. Bratter*                Executive Director, Senior Health
     2125 Arizona                        and Peer Counseling
     Santa Monica, California  90404

     Maurice J. DeWald*                 Chairman and Chief Executive Officer,
     19100 Von Karman Avenue, Suite 350  Verity Financial Group, Inc.
     Irvine, California  92715

     Peter de Wetter*+                  Executive Vice President until his
                                         retirement in May 1989

     Edward Egbert, M.D.*               Physician in private practice until
                                         his retirement in January 1994

     Raymond A. Hay*                    Chairman and Chief Executive Officer,
     5956 Sherry Lane, Suite 902         Aberdeen Associates
     Dallas, Texas  75225

     Lester B. Korn*                    Chairman and Chief Executive Officer,
     1800 Century Park East, Suite 1100  Korn Tuttle Capital Group
     Los Angeles, California  90067

     James P. Livingston*               Private Investor; Executive
                                         Vice President until his retirement
                                         in June 1986

     Richard S. Schweiker*              President, American Council of
     1001 Pennsylvania Avenue, N.W.      Life Insurance
     Washington, DC  20004

     __________________________
     * Director of NME
     + Director of The Hillhaven Corporation




                                                            SCHEDULE B

                      Executive Officers and Directors
                                     of
                            NME Properties Corp.

               The names of the Directors and the names and titles of the Executive Officers of NME Properties Corp., a Tennessee corporation, and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Properties Corp. at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to NME Properties Corp. and each individual is a United States citizen.

                                        Present Principal
     Name, Business Address             Occupation
     _______________________________    ___________________________________

     Raymond L. Mathiasen               President; Senior Vice President and
                                         Chief Financial Officer, NME

     Maris Andersons                    Senior Vice President and Treasurer;
                                         Executive Vice President and
                                         Treasurer, NME

     Scott M. Brown*                    Vice President and Secretary;
                                         Senior Vice President, General Counsel
                                         and Secretary, NME

    ____________________________
     * Director



                                                            SCHEDULE C

                      Executive Officers and Directors
                                     of
                       NME Property Holding Co., Inc.

               The names of the Directors and the names and titles of the Executive Officers of NME Property Holding Co., Inc. ("Holding") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of Holding at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to Holding and each individual is a United States citizen.

                                        Present Principal
     Name, Business Address             Occupation
     ________________________________   ___________________________________

     Raymond L. Mathiasen               President; Senior Vice President and
                                         Chief Financial Officer, NME

     Maris Andersons                    Senior Vice President and Treasurer;
                                         Executive Vice President and
                                         Treasurer, NME

     Scott M. Brown*                    Vice President and Secretary;
                                         Senior Vice President, General
                                         Counsel and Secretary, NME

    _________________________

     * Director


                                                            SCHEDULE D

                      Executive Officers and Directors
                                     of
                            NME Properties, Inc.

               The names of the Directors and the names and titles of the Executive Officers of NME Properties, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Properties, Inc. at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to NME Properties, Inc. and each individual is a United States citizen.

                                        Present Principal
     Name, Business Address              Occupation
     ________________________________   ___________________________________

     Raymond L. Mathiasen               President; Senior Vice President and
                                         Chief Financial Officer, NME

     Maris Andersons                    Senior Vice President and Treasurer;
                                         Executive Vice President and
                                         Treasurer, NME

     Scott M. Brown*                    Vice President and Secretary;
                                         Senior Vice President, General
                                         Counsel and Secretary, NME

    ________________________
     * Director


                               EXHIBIT INDEX

          Exhibit No.    Description

          Exhibit 26     Joint Filing Agreement





                                                            Exhibit 26
                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.75 per share, of The Hillhaven Corporation, a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Date:  December 20, 1994

          NATIONAL MEDICAL                  NME PROPERTIES CORP.
           ENTERPRISES, INC.
                                            By:/s/ Scott M. Brown
          By:/s/  Scott M. Brown               _________________________
             __________________________         Scott M. Brown
              Scott M. Brown                    Vice President
              Senior Vice President
                     and Secretary

          NME PROPERTY HOLDING              NME PROPERTIES, INC.
             CO., INC.
                                            By: /s/  Scott M. Brown
          By:/s/  Scott M. Brown               __________________________
             __________________________         Scott M. Brown
              Scott M. Brown                    Vice President
              Vice President